FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter and Year Ended December 31, 2007 dated March 6, 2008	Exhibit 99.1

Press Release Regarding Termination of Proposed Business Combination with Enlight Media Ltd. dated March 6, 2008	Exhibit 99.2

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

		By:	/s/ Sean Wang
		Name:	Sean Wang
		Title:	Acting Chief Financial Officer

Date:	March 7, 2008

3

Hurray! Reports Fourth Quarter and Fiscal Year 2007 Unaudited Financial Results

BEIJING, March, 6, 2008 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY—News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

FINANCIAL HIGHLIGHTS:

Highlights for Fourth Quarter 2007

•	Total revenues: $16.7 million, representing growth of 23.0% quarter-over-quarter and a slight decline of 1.1% year-over-year; higher than our previous guidance of $13.0-14.0 million

•	Wireless value-added services (“WVAS”) revenues: $11.9 million, representing growth of 4.2% quarter-over-quarter and a decline of 21.5% year-over-year

•	Recorded music revenues, which are from our record label businesses: $4.9 million, representing growth of 117.8% quarter-over-quarter and 171.3% year-over-year

•	Net loss: $31.3 million

•

Net loss included a goodwill impairment charge of $29.2 million for our wireless business as well as an impairment charge of $1.9 million on other acquired intangible assets from this business and a gain of $0.16 million from the sale of the software and system integration services business.

•

Adjusted EBITDA (a non-GAAP measure which is defined as income from continuing operation before interest, tax, depreciation, amortization, stock-based compensation and provisions for impairment of goodwill and other intangible assets): $(0.6) million

•	Diluted loss per ADS: $1.43

•	Excluding these impairment charges and the gain on the sale of the software and system integration business, non-GAAP fully diluted loss per ADS: $0.02

Highlights for Fiscal Year 2007

•	Total revenues: $61.4 million, a decline of 10.7% as compared to $68.7 million for 2006

•	Wireless value-added services revenues: $50.9 million, a decline of 18.6% as compared to $62.5 million for 2006

•	Recorded music revenues: $10.5 million, representing growth of 69.1% as compared to $6.2 million for 2006

•	Net loss: $41.7 million, compared to net income of $5.8 million for 2006

•

Net loss included a goodwill impairment charge of $38.8 million for our wireless business as well as an impairment charge of $2.5 million for other acquired intangible assets from this business and a gain of $0.19 million from the sale of the software and system integration services business.

•

Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization, stock-based compensation and provisions for impairment of goodwill and other intangible assets): $1.8 million, as compared to $8.1 million for 2006

•	Diluted loss per ADS: $1.91

•	Excluding the impairment charges and the gain on the sale of the software and system integration business, non-GAAP fully diluted loss per ADS: $0.03

Commenting on the fourth quarter results, QD Wang, Chairman and CEO of Hurray! stated:

“We are glad that we stabilized our WVAS business and generated growth quarter over quarter in a very challenging environment. We recognized further impairment charges of $31.1 million, a non-cash expense, writing down substantially all our remaining WVAS goodwill and intangible assets in Q4. We continue to reduce our costs to seek profitable WVAS growth so as to generate positive cash flow. We are very pleased that our music business had a record performance showing excellent growth in this quarter and we are expecting further growth in 2008. Currently, we enjoy a very good cash position, which allows us to execute our strategy through both organic and non-organic growth. We are confident of developing Hurray! into a leading entertainment production and distribution company in China. ”

BUSINESS RESULTS

Total revenues for the fourth quarter ended December 31, 2007 were $16.7 million, representing a 23.0% increase from $13.6 million for the preceding quarter, and a slight decline of 1.1% from $16.9 million for the fourth quarter in 2006.

Total revenues for fiscal year 2007 were $61.4 million, representing a 10.7% decrease from $68.7 million for fiscal year 2006.

Total wireless value-added services revenues were $11.9 million for the fourth quarter of 2007, representing growth of 4.2% as compared to $11.4 million in the previous quarter and a decline of 21.5% as compared to $15.1 million in the fourth quarter of 2006.

Total wireless value-added services revenues for fiscal year 2007 were $50.9 million, a decline of 18.6% as compared to $62.5 million in fiscal year 2006.

Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music and Hurray! Secular Bird, were $4.9 million, representing growth of 117.8% as compared to $2.2 million in the previous quarter and growth of 171.3% as compared to $1.8 million in the fourth quarter of 2006.

Total recorded music revenues for fiscal year 2007 were $10.5 million, representing growth of 69.1% as compared to $6.2 million in 2006.

Total gross margin was 29.1% for the fourth quarter of 2007 as compared to 23.5% for the previous quarter and 32.1% for the fourth quarter of 2006.

For fiscal year 2007, total gross margin was 29.7% as compared to 35.6% for fiscal year 2006.

Gross margin for wireless value-added services was 27.8% for the fourth quarter of 2007, as compared to 19.6% in the previous quarter and 31.9% for the fourth quarter of 2006.

Gross margin for wireless value-added services was 27.5% for fiscal year 2007 as compared to 34.9% for fiscal year 2006.

Recorded music gross margin was 32.0% for the fourth quarter of 2007 as compared to 43.1% in the previous quarter and 33.6% for the fourth quarter of 2006.

Recorded music gross margin was 40.6% for fiscal year 2007 as compared to 42.7% for fiscal year 2006.

Total gross profit was $4.9 million for the fourth quarter of 2007, representing growth of 52.2% as compared to $3.2 million for the previous quarter and a decline of 10.2% as compared to $5.4 million for the fourth quarter of 2006.

For fiscal year 2007, total gross profit was $18.2 million, a decline of 25.5% as compared to $24.5 million for fiscal 2006.

Total operating expenses were $37.2 million for the fourth quarter of 2007, representing growth of 143.0% as compared to $15.3 million for the previous quarter and growth of 734.4% as compared to $4.5 million for the fourth quarter of 2006. Total operating expenses included $31.1 million in impairment charges for our wireless business and $0.5 million of legal and professional costs incurred in the proposed deal with Enlight Media.

For fiscal year 2007, total operating expenses were $61.5 million, an increase of 213.6% as compared to $19.8 million for fiscal 2006. Impairment charges for our wireless business were $41.3 million in 2007. There were no such charges in 2006.

Interest income for the fourth quarter of 2007 was $0.5 million, as compared to $0.6 million for the previous quarter. Income tax benefit was $0.3 million in the fourth quarter 2007, as compared to $0.5 million in the fourth quarter of 2006, and $0.1 million in the previous quarter.

For fiscal 2007, interest income was $2.3 million as compared to $2.5 million in 2006, and income tax benefit was $0.2 million compared to income tax expenses of $0.2 million in 2006.

Net loss was $31.3 million for the fourth quarter of 2007.

For the fiscal 2007, net loss was $41.7 million, compared to net income of $5.8 million for the fiscal 2006.

Adjusted loss before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $0.6 million for the quarter. Reconciliations of net loss under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $1.8 million for fiscal year 2007, as compared to $8.1 million in the previous year.

Fully diluted loss per ADS was $1.43 based on a weighted average of 21.9 million diluted ADSs for the fourth quarter of 2007. This figure compares to loss per ADS of $0.53 based on a weighted average of 21.8 million diluted ADSs for the previous quarter and earnings per ADS of $0.07 based on a weighted average of 21.7 million diluted ADSs for the fourth quarter of 2006.

Fully diluted loss per ADS was $1.91 based on a weighted average of 21.8 million diluted ADSs for fiscal year 2007. This figure compares to earnings per ADS of $0.26 based on a weighted average of 22.1 million diluted ADSs for fiscal 2006.

Excluding the impairment charges and the gain on the sale of the software and system integration business, non-GAAP fully diluted loss per ADS was $0.02 based on a weighted average of 21.9 million diluted ADSs for the fourth quarter of 2007 and $0.03 based on a weighted average of 21.8 million diluted ADS for the fiscal year 2007.

As of December 31, 2007, the Company had outstanding 21.7 million basic ADSs and 21.9 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effect would have been anti-dilutive.

As of December 31, 2007, the Company had $66.0 million in cash and cash equivalents.

BUSINESS HIGHLIGHTS

•

Hurray! released a series of new songs, including 11 albums and 2 EPs, and launched successful marketing programs to promote the new releases simultaneously over the Internet and wireless platforms. Consequently, “This Love” (“Zhe Gai Si De Ai”) was awarded “Top 10 Golden Song” by Hong Kong TVB8 Annual Award, and “Under the Starlight of Van Gogh” (“Zai Fan Gao De Xing Kong Xia”) was awarded “Best Album of The Year” by Beijing Youth Weekly Magazine (“BQ”).

•

Hurray! artists including Jane Zhang, Wenjie Shang, BOBO and Yu Quan were awarded for their outstanding performances in various prestigious music award ceremonies in Asia, including the Seventh Annual Global Chinese Music Award, Hong Kong TVB8 Annual Award, 2007 Starlight Award, BQ Music Award, and etc.

•

Huayi Brothers Music artists, including Jane Zhang, and Yu Quan concerts were successfully held separately in first tier cities like Beijing, Shanghai, and Chengdu. Hurray! Freeland also organized 11 concerts in total for Beyond, Jackie Zhang from Hong Kong Universal Music Group, and Xin from Avex Taiwan Inc, held separately in major cities around China.

•

New Run Entertainment had significant progress in both the company’s music and TV programs. The company’s TV Series “When Snow Falls in Love with Plum Blossom” (“Dang Xue Hua Ai Shang Mei Hua”) remains as one of the most successful and highly rated TV programs of the company.

•

Hurray! partnered with the Internet Society of China and successfully launched the “Passion for Internet” Theme Song as a charity dedicated to promoting the popularization of Internet usage mainly in the lagging economy development areas in Western China. This is first of its kind and the largest charity activity for theChinese Internet Industry. Hurray! senior management and artists took part in the benefit alongside with senior management of famous Chinese web portals companies, such as Tencent, Sina, Sohu and Shanda, generating substantial exposure for Hurray! and its artists.

•	Hurray! launched 12 new titles on China Mobile’s game portal, including “Speed Race Go-Kart”, “Magma Millionaire Shanghai Tour”, and “Extreme Speed”.

Business Outlook

For the first quarter 2008, Hurray! expects its total consolidated revenues to be between $13.5 and $14.5 million.

Reduction to the final payment for purchase of the entire equity interest of Shanghai Magma

On February 25, 2008, the Company and the former shareholders of Shanghai Magma reached an agreement to reduce the final payment for the Company’s purchase of the equity interest in Shanghai Magma from $6 million to $1 million. The Company will recognize a $5 million gain in the first quarter 2008.

To terminate proposed business combination with Enlight Media

On March 6, 2008, the Company and Enlight Media have agreed to terminate their proposed business combination due to a divergence in business strategies and the companies’ mutual determination that a combination would not be in their respective interests.

Provisions for impairment of goodwill and other acquired intangible assets

In view of the continued uncertainties surrounding the Company’s wireless valued-added business during the fourth quarter, the Company again tested the carrying value of goodwill for impairment as at December 31, 2007 and recorded a further impairment charge of $29.2 million for the three months ended December 31, 2007 relating to goodwill and $1.9 million in respect of impairment of long life assets. Substantially, all goodwill and long life assets of our wireless valued–added business have now been written off. The valuation was arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (discounted cash flows).

Conference Call

The Company will host a conference call to discuss the third quarter results at

Time:	8: 00 pm Eastern Standard Time on March 6, 2008

or 9:00 am Beijing/Hong Kong Time on March 7, 2008

The dial-in number:	+1-866-383-7998 (US)

+1-617-597-5329 (International)

Password: 42674841

A replay of the call will be available from March 7, 2008 until March 14, 2008 as follows:

+1-888-286-8010 (US)

+1-617-801-6888 (International)

PIN number: 59056976

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1757180 or http://www.hurray.com.cn/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2007	As of December 31, 2006(1)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$65,979	$74,597
Accounts receivable	15,052	13,178
Note receivable	—	272
Prepaid expenses and other current assets	3,119	2,701
Amount due from related parties	464	167
Current deferred tax assets	768	82
Inventories	293	178

Total current assets	85,675	91,175

Receivable on disposal of subsidiary	4,151	—
Deposits and other non-current assets	849	632
Property and equipment, net	1,636	1,954
Acquired intangible assets, net	4,981	6,023
Investment in equity affiliate	2,421	—
Goodwill	5,567	39,622
Non-current deferred tax assets	597	371

Total assets	$105,877	$139,777

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,575	$3,681
Acquisitions payable	7,101	5,832
Accrued expenses and other current liabilities	2,918	2,613
Amount due to related parties	256	—
Income tax payable	211	489
Current deferred tax liabilities	417	132

Total current liabilities	14,478	12,747

Long term payable	32	—
Non-current deferred tax liabilities	845	851

Total liabilities	15,355	13,598

Minority interests	4,667	3,359
Shareholders’ equity:
Ordinary shares	109	108
Additional paid-in capital	74,067	73,608
Retained earnings	4,022	45,705
Accumulated other comprehensive income	7,657	3,399
Total shareholders’ equity	85,855	122,820
Total liabilities and shareholders’ equity	$105,877	$139,777

(1)	December 31, 2006 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues:
Wireless value-added services	$11,852	$15,106	$50,892	$62,512
Recorded music	4,894	1,805	10,489	6,203
Total revenues	$16,746	$16,911	$61,381	$68,715

Cost of revenues:
Wireless value-added services	8,554	10,292	36,905	40,672
Recorded music	3,326	1,199	6,233	3,553
Total cost of revenues	11,880	11,491	43,138	44,225

Gross profit	$4,866	$5,420	$18,243	$24,490

Operating expenses:
Product development	459	611	2,028	2,142
Selling and marketing	3,410	2,586	11,514	11,235
General and administrative	4,079	1,256	9,143	6,421
Provision for goodwill impairment	29,206	—	38,820	—

Total operating expenses	37,154	4,453	61,505	19,798

(Loss) income from operations	$(32,288)	$967	$(43,262)	$4,692

Other income	290	—	466	—
Interest expense	(45)	(45)	(180)	(45)
Interest income	545	580	2,314	2,530
(Loss) income before provision for income taxes, loss from equity investment and minority interests	$(31,498)	$1,502	$(40,662)	$7,177

Income tax credit (expense)	346	496	150	(205)
Net (loss) income before loss from equity investment and minority interests	$(31,152)	$1,998	$(40,512)	$6,972

Equity in loss of affiliate	(14)	—	(63)	—
Minority interests	(291)	(117)	(689)	(562)
(Loss) income from continuing operations	(31,457)	1,881	(41,264)	6,410

Discontinued operations:
Loss from discontinued operations, net of tax	—	(315)	(612)	(606)
Gain on sale subsidiary, net of tax	159	—	193	—
Net (loss) income	$(31,298)	$1,566	$(41,683)	$5,804

Net (loss) income per share-basic
(Loss) income from continuing operations	$(0.01)	$0.00	$(0.02)	$0.00
Gain (loss) from discontinued operations	$0.00	$(0.00)	$(0.00)	$(0.00)
Net income	$(0.01)	$0.00	$(0.02)	$0.00

Net (loss) income per ADS-basic
(Loss) income from continuing operations	$(1.45)	$0.09	$(1.90)	$0.29
Gain (loss) from discontinued operations	$0.01	$(0.01)	$(0.02)	$(0.03)
Net income	$(1.44)	$0.07	$(1.92)	$0.27

Net (loss) income per share-diluted
(Loss) income from continuing operations	$(0.01)	$0.00	$(0.02)	$0.00
Gain (loss) from discontinued operations	$0.00	$(0.00)	$(0.00)	$(0.00)
Net income	$(0.01)	$0.00	$(0.02)	$0.00

Net (loss) income per ADS-diluted
(Loss) income from continuing operations	$(1.44)	$0.09	$(1.89)	$0.29
Gain (loss) from discontinued operations	$0.01	$(0.01)	$(0.02)	$(0.03)
Net (loss) income	$(1.43)	$0.07	$(1.91)	$0.26

Shares used in calculating basic (loss) earnings per share	2,173,784,440	2,152,282,170	2,172,208,190	2,189,748,563
ADSs used in calculating basic (loss) earnings per ADS	21,737,844	21,522,822	21,722,082	21,897,486
Shares used in calculating diluted (loss) earnings per share	2,191,137,903	2,171,571,924	2,182,400,064	2,208,758,636
ADSs used in calculating diluted (loss) earnings per ADS	21,911,379	21,715,719	21,824,001	22,087,586

Summarized operating results from the discontinued operations included in the Company’s consolidated statements of operations are as follows for the three months and twelve months ended December 31, 2007 and 2006.

	For the three months ended		For the twelve months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues	—	98	213	1,407

Loss before provision of income taxes from discontinued operations	—	(383)	(626)	(690)
Provision for income taxes	—	68	14	84
Loss from discontinued operations, net of tax	—	(315)	(612)	(606)
Reduction in net income (loss) per share of the Company – basic and diluted (ADS)	—	(0.01)	(0.03)	(0.03)

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization including provisions for impairment, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net (loss) income from continuing operations under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the twelve months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
(Loss) income from continuing operations	$(31,457)	$1,881	$(41,264)	$6,410
Add (deduct):
Interest expense	45	45	180	45
Income tax (credit) expense	(346)	(564)	(150)	205
Depreciation and amortization	782	825	3,605	3,481
Non-cash stock compensation credit (expense)	(149)	158	443	545
Provisions for impairment of goodwill and other intangible assets	31,111	—	41,300	—
Interest income	(545)	(587)	(2,314)	(2,576)

Adjusted EBITDA	$(559)	$1,758	$1,800	$8,110

For more information, please contact:

Christina Low F.S.

Investor Relations Officer

Tel: 8610-84555566 x5532

IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

Hurray! to Terminate Proposed Business Combination with Enlight Media

BEIJING, March 6, 2008 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in artist development, music production and wireless music distribution and other wireless value-added service in China, today announced that the Company and Enlight Media have both agreed to terminate their proposed business combination announced on November 19, 2007 due to a divergence in business strategies and a mutual determination that a combination would not be in their mutual interests.

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Hurray!’s continued competitive pressures in China’s wireless value-added services market; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Christina Low F.S.

Investor Relations Officer

Tel: 8610-84555566 x5532

IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.